Filed Pursuant to Rule 433(f)
Registration No. 333-165980
October 18, 2010
Younan Properties, Inc.
FREE WRITING PROSPECTUS
     This free writing prospectus is being filed to advise you of an article, attached as Appendix A, that was distributed by e-mail to subscribers by REIT Zone Publications, LLC (“REIT Zone”) on October 15, 2010 (the “Article”). The Article references a proposed public offering (the “Offering”) of securities of Younan Properties, Inc. (referred to in this filing as “we,” “us” or the “Company”), which is covered by the Registration Statement on Form S-11 (File No. 333-165980), as amended (the “Registration Statement”), that we filed with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended.
     The Article reported on certain statements regarding the Offering made by Mr. Zaya Younan, our Chairman and Chief Executive Office, who is referred to as the “source” in the Article. The Article was not prepared or reviewed by the Company or any other Offering participant prior to publication. REIT Zone routinely sends e-mails to its subscribers on REIT industry news. REIT Zone is not affiliated with the Company, and no payment was made nor was any consideration given to REIT Zone by or on behalf of the Company or any other participant in the Offering in connection with the Article.
     You should consider statements in the Article only after carefully evaluating all of the information in the most recent preliminary prospectus contained within the Registration Statement and the final prospectus to be subsequently filed with the SEC. In particular, you should carefully read the risk factors described in such preliminary prospectus and in such final prospectus. The Registration Statement has not been declared effective by the SEC, and the information contained therein, including information in the preliminary prospectus, is subject to change prior to the Registration Statement becoming effective and the filing of the final prospectus with the SEC.
Corrections and Clarifications
     For purposes of correction and clarification, the Company notes the following:
•	The Article states that the Company expects to print “reds” for the Offering “at the end of next week and launch YPI’s roadshow the week of October 25. Pricing is expected early next month.” The timing of the Offering and the roadshow has not yet been determined and is dependent on many factors. In addition, the Company cannot predict when pricing will occur.

•	The Article states that the Company will have “the second highest dividend yield in its peer group [behind Piedmont (PDM)]” and specifically sets forth an AFFO payout ratio of 75%. The dividend yield and payout ratio based on the Company’s share of cash available for distribution have not yet been determined and will be disclosed only after they have been determined. In addition, the Company disclaims any association to any “peer group” for purposes of comparison.

•	The Article states that Mr. Zaya Younan, our Chairman and Chief Executive Officer, currently owns 60% of the Company. Mr. Younan currently holds varying ownership interests in certain entities that the Company will acquire in connection with the Offering, and the percentage of Mr. Younan’s aggregate ownership interests in the Company upon completion of the Offering has not yet been determined and will be disclosed only after it has been determined.

•	The Article states that “neither Younan nor any of his investors will pull any cash out of the deal” and “all [prior investors] will take [shares of the Company].” Our prior investors will receive either shares of the Company’s common stock or common units of limited partnership of our operating partnership, Younan Properties, L.P., in the formation transactions in exchange for their interests in the properties being acquired by us, other than in the case of a limited number of unaccredited investors that will receive cash. The exact amount of shares, common units and cash to be received by our prior investors in the formation transactions has not yet been determined and will be disclosed only after it has been determined. The Company will repay to Mr. Younan $9.2 million of pre-existing debt obligations encumbering one of the properties to be owned by the Company. Also as a member of Passco/Younan Opportunity Fund I, LLC (“Passco”), Mr. Younan will receive $1.2 million of cash upon the Company’s purchase of Passco’s ownership interests in two asset entities. Mr. Younan intends to use the aggregate cash amount ($10.4 million) from the repayment of pre-existing debt obligations and the Passco transaction to fund in part the repayment of $12.8 million of debt encumbering properties that the Company will have an option to acquire.

•	The Article states that prior investors “will . . . agree to a 14-month lock-up.” Holders of common units in our operating partnership do not have redemption or exchange rights for a period of 14 months after first acquiring such common units and, except under limited circumstances, may not otherwise transfer their common units during such period without the consent of the Company. In addition, each of the Company’s officers, directors and director nominees and all of the Company’s other continuing investors have agreed not to sell or transfer any common stock of the Company or any securities convertible into or exchangeable or exercisable for the common stock of the Company, for 365 days after the completion of the Offering.
Forward-Looking Statements
     This filing may contain forward-looking statements about possible future events. Our actual results may differ materially from those expressed in the forward-looking statements due to a variety of important factors, including the risks and uncertainties discussed in the preliminary prospectus contained within the Registration Statement in the section entitled “Risk Factors” and elsewhere. We undertake no obligation to update publicly or otherwise revise any forward-looking statements, whether as a result of new information, future events, or other such factors that affect the subject of these statements.
We have filed a registration statement (including a prospectus) with the SEC for the Offering. Before you invest, you should read the prospectus in that registration statement and other documents we have filed with the SEC for more complete information about the Company and the offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus, when available, if you request it by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-866-500-5408; Citigroup Global Markets, Inc. at 1-877-858-5407; or Credit Suisse Securities (USA) LLC at 1-800-221-1037.

APPENDIX A
THE REIT NEWSHOUND
FRIDAY, OCTOBER 15, 2010 — 3:26 PM ET
NEARLY READY for LIFTOFF
We recently reported (October 7) that the IPO for Younan Properties (YPI) had been delayed and best case would be a 2011 event. Not so said a source familiar with the process THE NEWSHOUND spoke with earlier today.
According to our source, not only won’t YPI be a 2011 event, but YPI and its underwriters (the deal is led by BofA Merrill Lynch, Citi and Credit Suisse) expect to print “reds” at the end of next week and launch YPI’s roadshow the week of October 25. Pricing is expected early next month.
YPI filed Amendment 5 to its S-11 (originally filed on April 9) on October 8; it should file Amendment 6 late today or on Monday, our source added.
YPI, our source also said, will tip the scales at $425 million. The office REIT wannabe, our source noted, will have the second highest dividend yield in its peer group [behind Piedmont (PDM)] with an AFFO payout ratio of only 75%. YPI’s 10.4 msf (million square foot) portfolio has an average occupancy currently of roughly 73%; the vacancy, the source said, is an opportunity that is figured into the deal’s discount.
Zaya Younan, the company’s founder and head honcho, currently owns 60% of the privately held firm. Everyone has already agreed to the roll-up’s terms. Neither Younan nor any of his investors will pull any cash out of the deal. All will take YPI shares and agree to a 14-month lock-up. Plus, our source added, Younan will contribute the management company to the REIT at “zero” cost.